VIA EDGAR

April 21, 2006

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sonic Foundry, Inc.
Registration Statement on Form S-3
Filed on December 22, 2005
File No. 333-130612

Ladies and Gentlemen:

This letter responds to Mr. Mark P. Shuman’s letter of March 14, 2006 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement identified above (the “Registration Statement”). For your convenience, we have incorporated your letter into our response. Today, we filed Amendment No. 2 to the Registration Statement and are sending you three copies of the Registration Statement marked to show changes in response to the Staff’s comments via overnight courier.

Selling Stockholders

1.	In response to prior comment 2 of our letter dated January 7, 2006, you added information to footnotes (5) and (11) that identifies natural persons who exercise dispositive and voting powers concerning the offered securities. However, the footnotes containing this information relate to the shares offered by TechPar Group and Twentieth Century Markets and as well as to Joel P. Adams and Ron Gillies. Please revise or otherwise clarify the relationship of the information on footnotes (5) and (11) to these individuals.

The Company amended the Selling Stockholder table of the registration statement by changing the reference to Joel P. Adams to footnote (23) as well as the reference to Ron Gillies to footnote (24). Additionally, new footnotes (23) and (24) were added.

2.	In your response letter, you provided representations of Mr. Simon in response to prior comment 3 of our letter dated January 7, 2006. Please tell us whether Mr. Simon acquired the warrants and will acquire the any underlying shares in the ordinary course of his business. Also, clarify whether at the time of the purchase of the warrants, Mr. Simon had any agreements or understandings, directly or indirectly, with any persons to distribute the underlying shares of common stock. Please expand the prospectus to contain the representations provided in response to this comment.

The Company confirms that Mr. Simon acquired the warrants and will acquire any underlying shares in the ordinary course of his business. Further, the Company confirmed with Mr. Simon that he never had any agreements to directly or indirectly distribute the underlying shares of common stock. Accordingly, the Company expanded the prospectus to include such representation in paragraph three under the heading “Selling Stockholder”.

• Page 2	April 20, 2006

Signatures

3.	With respect to prior comment 5 of our letter dated January 7, 2006, please provide a signature page in the format specified by Form S-3. The signature page should reveal which signatories are signing the document in each of the capacities specified by Form S-3 and Section 6 of the Securities Act. In this regard, the signature page of the amendment is executed only by Mr. Buinivicius, in the capacities of chief executive officer and director. Please note that the signature page must be executed by the principal financial officer (who should be designated as such), the majority of the board of directors (each of whom should be listed, whether or not signing), as well as the principal accounting officer or the controller (designated as such). In this regard, we note that Kenneth A. Minor signed your most recent Form 10-Q, filed February 13, 2006, as Chief Financial Officer. Please note that the signature requirements for a registration statement under the Securities Act are also imposed with respect to Form 10-K reports filed pursuant to the Securities Exchange Act of 1934. Please also see, for example, General Instruction D(2)(a) to Form 10-K.

The Company amended the signature page of the registration statement in response to the above question.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,

Kenneth A. Minor

Chief Financial Officer

cc:	James Stern, Esq.